FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 19, 2009

Commission File Number 001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The major resolutions of AUO 2009 Annual General Shareholders' Meeting.” dated June 19, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: June 19, 2009	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
June 19, 2009
English Language Summary

Subject:	The major resolutions of AUO 2009 Annual General Shareholders' Meeting.
Regulation:	Published pursuant to Article 2-14 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2009/06/19

Content:

1.	Date of the shareholders' meeting: 2009/06/19

2.	Important resolutions:

(1)	Accepted the 2008 Business Report and Financial Statements.

(2)	Accepted the proposal for the distribution of 2008 profits.

(3)	Accepted the proposal for the capitalization of 2008 stock dividends and employee stock bonuses.

The amount of the shareholders' dividend is NT$2,551,715,890 representing 255,171,589 shares (30 shares for every 1,000 shares held by the shareholders). The amount of the employee stock bonus is NT$2,009,768,004 representing 66,154,312 shares. NT$5 of employee stock bonus which doesn't amount to one full share will be paid in cash.

(4)	Accepted the proposal for the revisions to Articles of Incorporation.

(5)
Accepted the proposal for the revisions to the“Handling Procedures for Acquisition or Disposition of Assets”,“Handling Procedures for Conducting Derivative Transactions”,“Handling Procedures for Capital Lending”,and“Handling Procedures for Providing Endorsements and Guarantees”.

(6)	Accepted the proposal for the revisions to the “Rules for the Election of Directors”.

3.	Endorsement of the annual financial statements (indicate “yes” or “no”): Yes

4.	Any other matters that need to be specified: N/A